Incorporated in the Cayman Islands

XChange TEC.INC

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Class A Ordinary	**USD 0.0000001**
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

______________________ Director ______________________ Director / Secretary